UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Lipa Later Group Inc.

Legal status of Issuer:

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> March 29, 2022

Physical Address of Issuer:

1000N. West Street 1501, Wilmington, DE, 19801

Website of Issuer:

https://lipalater.co.ke/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

$50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

October 28, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

150

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021) *
Total Assets	$12,601,438	$4,195,493
Cash & Cash Equivalents	$145,065	$317,746
Loans Receivable	$6,385,044	$1,741,781
Short-term Debt	$5,120,163	$1,956,437
Long-term Debt	$6,181,100	$975,000
Revenues/Sales	$3,509,210	$988,389
Cost of Goods Sold**	$169,309	$69,569
Taxes Paid	$0	$0
Net Income/(Loss)	($1,183,592)	($204,333)

*The Issuer was formed in 2022 and the financial statements annexed as Exhibit A are consolidated, and include information pertaining to the following entities: Lipa Later Limited (Kenya), Lipa Later Limited (Nigeria), Lipa Later Limited (Uganda), Lipa Later Limited (Rwanda), Lipa Later Limited (Tanzania) and Lipa Later Pty (South Africa).

** Cost of services in the Issuer's financial statements.

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Lipa Later Group Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY

OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $100 and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by October 28, 2023 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/lipa-later (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

2

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon the First Equity Financing

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $30,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) $30,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Issuer.

The Issuer has the following voting agreements in place: Series Pre-Series A Voting Agreement dated July 20, 2022.

The Issuer has the following shareholder or equity holder agreements in place: Series Pre-Series A Investors' Rights Agreement dated July 20, 2022.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

If we are unable to attract, grow and develop our relationships with new and existing merchant partners, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.

Our ability to retain and grow our relationships with our merchant partners depends on the willingness of merchants to partner with us. The attractiveness of our platform to merchants depends upon, among other things: the size of our consumer base; our brand and reputation; and our ability to perform under, and maintain, our merchant agreements. Furthermore, having a diversified mix of merchant partners is important to mitigate risk associated with changing consumer spending behavior, economic conditions and other factors that may affect a particular type of merchant or industry. Our continued success also is dependent on our ability to successfully grow and develop relationships with our merchant partners. The pace of development, integration and rollout of these early-stage relationships is often unpredictable and is generally not within our control.

If we are unable to attract new consumers and retain and grow our relationships with our existing consumers, our business, results of operations, financial condition, and future prospects would be materially and adversely affected.

Our success depends on our ability to generate repeat use and increased transaction volume from existing consumers and to attract new consumers to our platform. Our ability to retain and grow our relationships with consumers depends on the willingness of consumers to use our platform and products. The attractiveness of our platform to consumers depends upon, among other things: the number and variety of merchants and the mix of products available through our platform; our brand and reputation; consumer experience and satisfaction, including the trustworthiness of our services; consumer trust and perception of our solutions; technological innovation; and services and products offered by competitors. If we fail to retain our relationship with existing consumers, if we do not attract new consumers to our platform and products, or if we do not continually expand usage and volume from consumers on our platform, our business, results of operations, financial condition, and prospects would be materially and adversely affected.

We operate in a highly competitive industry, and our inability to compete successfully would materially and adversely affect our business, results of operations, financial condition, and future prospects.

We operate in a highly competitive and dynamic industry. Our technology platform faces competition from a variety of players. We expect competition to intensify in the future, especially as the pay-over-time industry has low barriers to entry, both as emerging technologies continue to enter the marketplace and as large financial incumbents increasingly seek to innovate the services that they offer to compete with our platform. Technological advances and the continued growth of e-commerce activities have increased consumers' accessibility to products and services and led to the expansion of competition in digital payment options such as pay-over-time solutions.

Some of our competitors are substantially larger than we are and have longer operating histories than we do, which gives those competitors advantages we do not have, such as a more diversified products, a broader consumer and merchant base, greater brand recognition and brand loyalty, the ability to reach more consumers, the ability to cross sell their products, operational efficiencies, the ability to cross-subsidize their offerings through their other business lines, more versatile technology platforms, broad-based local distribution capabilities, and lower-cost funding.

If we are unable to successfully compete, the demand for our platform and products could stagnate or substantially decline, and we could fail to retain or grow the number of consumers or merchants using our platform, which would reduce the attractiveness of our platform to other consumers and merchants, and which would materially and adversely affect our business, results of operations, financial condition, and future prospects.

The success and growth of our business depends upon our ability to continuously innovate and develop new products and technologies.

Our solution is a technology-driven platform that relies on innovation to remain competitive. In addition, our dedication to incorporating technological advancements into our platform requires significant financial and personnel resources and talent. Our development efforts with respect to these initiatives could distract management from current operations and could divert capital and other resources from other growth initiatives important to our business. We operate in an industry experiencing rapid technological change and frequent product introductions. We may not be able to make technological improvements as quickly as demanded by our consumers and merchants, or we may not be able to accurately predict the demand or growth of our technological investments, which could harm our ability to attract consumers and merchants and have a material and adverse effect on our business, results of operations, financial condition, and future prospects. In addition, we may not be able to effectively implement new technology-driven products and services as quickly as competitors or be successful in marketing these products and services to consumers and merchants. Moreover, the profile of potential consumers using our new products and technologies also may not be as attractive as the profile of the consumers that we currently serve. If we are unable to successfully and timely innovate and continue to deliver a superior merchant and consumer experience, we could experience reputational damage and decreased demand for our products and technologies and our growth, business, results of operations, financial condition, and future prospects could be materially and adversely affected.

Our failure to accurately predict the demand or growth of our new products and technologies also could have a material and adverse effect on our business, results of operations, financial condition, and future prospects. New products and technologies are inherently risky, due to, among other things, risks associated with: the product or technology not working, or not working as expected; consumer and merchant acceptance; technological outages or failures; increased regulatory scrutiny; and the failure to meet consumer and merchant expectations. As a result of these risks, we could experience increased claims, reputational damage, or other adverse effects, which could be material. The profile of potential consumers using our new products and technologies also may not be as attractive as the profile of the consumers that we currently serve, which may lead to higher levels of delinquencies or defaults than we have historically experienced. Additionally, we can provide no assurance that we will be able to develop, commercially market, and achieve acceptance of our new products and technologies. Failure to accurately predict demand or growth with respect to our new products and technologies could have a material and adverse effect on our business, results of operations, financial condition, and future prospects.

Litigation, regulatory actions, and compliance issues could subject us to fines, penalties, judgments, remediation costs, requirements resulting in increased expenses and reputational harm.

Our business is subject to increased risks of litigation and regulatory actions as a result of a number of factors and from various sources, including as a result of the highly regulated nature of the financial services industry and the focus of state and federal enforcement agencies on the financial services industry in general and consumer financial services in particular. In the ordinary course of business, we have been named as a defendant in various legal actions, including arbitrations and other litigation.

We have significant operations outside the United States, where we may be subject to increased business and economic risks that could harm our business.

We have significant operations outside of the United States. Future efforts to expand our current international operations, including entering new markets or countries, may not be effective. In addition, our ability to manage our business and conduct our operations internationally in the future may require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems and commercial markets. Any future international expansion will require investment of significant funds and other resources. Operating internationally subjects us to special risks, including risks associated with:

- providing our platform and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platform and features to ensure that they are culturally appropriate and relevant in different countries;
- compliance with applicable international laws and regulations, including laws and regulations with respect to privacy, data protection and marketing, and the risk of penalties to us and individual members of management or employees if our practices are deemed to be out of compliance;
- difficulties in managing and staffing international operations including the proper classification of independent contractors and other contingent workers, differing employer/employee relationships, and local employment laws;
- operating in jurisdictions that do not protect intellectual property rights to the same extent as does the United States and the practical enforcement of such intellectual property rights outside of the United States;
- foreign government interference with our intellectual property that is developed outside of the United States, such as the risk that changes in foreign laws could restrict our ability to use our intellectual property outside of the jurisdiction in which we developed it;
- compliance by us with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory limitations on our ability to provide our platform in certain international markets;
- political and economic instability;
- changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes and other trade barriers;
- generally longer payment cycles and greater difficulty in collecting accounts receivable; and
- double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and
- higher costs of doing business internationally, including increased accounting, travel, infrastructure and legal compliance costs.

Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business in international jurisdictions. We may be unable to keep current with changes in laws and regulations in each jurisdiction as they occur. Our policies and procedures designed to support compliance with these laws and regulations may not always result in our compliance or that of our employees, contractors, partners and agents. Any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions or reputational harm. If we are unable to comply with these laws and regulations or manage the complexity of our global operations successfully, we may need to relocate or cease operations in certain foreign jurisdictions.

Continued international expansion of our business will expose us to business, regulatory, political, operational, financial and economic risks associated with doing business internationally.

Our business strategy contemplates continued international expansion. Compliance with international regulations and laws can be costly and exposes us to penalties for non-compliance. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export or import privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering

Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time.

Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Lipa Later Group Inc. is a financial technology company that offers a buy now, pay later service.

The Issuer, a Delaware corporation, incorporated on March 29, 2022, on conducts its business through its wholly-owned subsidiaries Lipa Later Limited, a Kenyan private company formed on November 17, 2017, Lipa Later Limited, a Ugandan company, formed on February 3, 2021, Lipa Later Limited, a Rwandan private company, formed on December 20, 2018, Lipa Later Limited, a Tanzanian company, formed on August 26, 2022. In July 2022, a reorganization took place where the shareholders in Odyssey Capital (Limited), a company incorporated under the laws of Mauritius, exchanged their shares for shares of the Issuer.

The Issuer conducts its business through the following subsidiaries where the Issuer owns ninety-nine percent (99%) due to statutory restrictions of one-hundred percent (100%) ownership by one corporation, Lipa Later (PTY), a South African company, formed on June 23, 2022, and Lipa Later Limited, a Nigerian private company, formed on February 12, 2021.

Business Plan

Lipa Later is a buy now, pay later platform that allows consumers to purchase goods and services and pay in affordable installments without needing a credit card. Incorporated in November 2017, the business has built its loan book to slightly over USD 8 million, with a vast merchant network and low customer acquisition cost.

The company is a market leader in the BNPL credit segment, a mission driven credit only and technology-enabled firm that is building Africa's largest credit, payments and shopping platform.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Consumer App (Mobile, Web)	This is the application used by Lipa Later's customers to sign up and apply for their credit limit as well as initiate payments for their active facilities	Kenya, Uganda, Nigeria
Merchant Platform (Web)	This platform allows merchants to manage their stores	Kenya, Uganda, Nigeria
Store Platform (Web)	This is the platform used by merchants to manage their inventory and process online orders from in-store customers	Kenya, Uganda, Nigeria
Branch Platform	This platform allows Lipa Later staff to carry out their key tasks including credit analysis, order placement, merchant onboarding and reporting	Kenya, Uganda, Nigeria

Customer Base

The Company has a highly diverse and engaged customer base, representing a wide range of individuals and businesses seeking innovative financial solutions. With a focus on cutting-edge technology and user-centric design, we have successfully attracted customers from various demographics and industries.

Demographics: Our customer base spans across different age groups, from tech-savvy millennials to experienced professionals. We cater to customers of all income levels, including middle-income earners, high-net-worth individuals, and small to medium-sized enterprises.

Individual Customers: Our individual customers value convenience, transparency, and personalized financial services. They rely on our user-friendly application to manage their payments. Our customers appreciate our robust security measures, seamless integration with existing merchants, and the ability to access a comprehensive suite of merchants.

Business Customers: We serve businesses across various sectors, ranging from startups to established enterprises. Small businesses benefit from our tailored lending options, enabling them to access capital quickly and with minimal paperwork. Our corporate customers appreciate our real-time data analytics, which empower them to make data-driven financial decisions and optimize their operations.

Customer Behavior: Our customers base exhibit strong engagement and loyalty, with high retention rates and a growing customer lifetime value. Customers appreciate our responsive customer support, regular product updates, and educational resources that empower them to make informed financial decisions. We actively collect and analyze customer feedback, leveraging insights to continuously improve our offerings and stay ahead of market trends.

The Company is well-positioned to capitalize on the increasing demand for digital financial services. With a robust and expanding customer base, we have demonstrated our ability to acquire and retain customers, driving revenue growth and long-term profitability. Our scalable platform and customer-centric approach make us an attractive investment opportunity in the rapidly evolving fintech landscape.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
104427	Lipa Later	Service Mark	October 15, 2018	October 16, 2018	Kenya

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is subject to the following current litigation or threatened litigation:

- Litigation has recently been filed in the Supreme Court of Mauritius, Cause No. SC/COM/WRT/000113/2022 Unicorn Group vs Odyssey Capital, by Unicorn Group (Mauritius) ("**Unicorn**") against Odyssey Capital (Mauritius) ("**Odyssey**") on April 8, 2022. Unicorn is an investor and shareholder in Odyssey as a result of a (a) $250,000 investment in exchange for shares and (b) $250,000 in exchange for a convertible note; provided however, Unicorn breached the convertible note agreement by only investing $75,000, contrary to the convertible note agreement for a $250,000 investment. This litigation ultimately stems from the decision by the Management of Odyssey to remove the Unicorn Chairman from the board as well as the redomiciliation of Odyssey to the United States. Odyssey took the decision to remove Unicorn from the board due to misalignment and increasing conflict at the board level that was proving detrimental to the growth and aspirations of Odyssey. In addition to that, the redomiciliation to the United States was precipitated for several reasons including access to the United States capital market, the comfort of potential strategic investors and lenders who preferred to invest into/place facilities with Odyssey through a Delaware entity rather than a Mauritius entity. The ever-increasing KYC requirements in Mauritius as well as the expense of corporate governance also played a major role in the decision. Currently, Odyssey remains open to negotiations to settle the matter amicable and has allocated shares in the Issuer for Unicorn should they wish to remain shareholders.
- Two investors, Dan Gaiku Mburu and Ann Wamaitha Kanyui (a husband and wife who jointly invested in a convertible instrument issued by the Kenyan subsidiary of Odyssey), filed for arbitration on March 22, 2021 in Nairobi, Kenya against the Kenyan subsidiary of Odyssey due to the fact that the convertible instrument "never converted" and that they actually have no shares in Odyssey and would like their capital returned. They represent around 2.5% of the ownership of Odyssey. They insist that their return of capital be a 3.5x increase over the actual initial investment amount. Odyssey's position is that the instrument "converted" and that they were allocated shares in Odyssey and they are welcome to either sell the shares to a third party or

be bought out for a reasonable amount. In the meantime, they have been told that Odyssey will reserve shares in the Issuer, for them if they change their mind. Odyssey is meanwhile trying to negotiate a settlement. Currently, Odyssey remains open to negotiations to settle the matter amicable and has allocated shares in the Issuer should they wish to remain shareholders.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$12,000	7%	$86,450
On-lending	76%	$38,000	93%	$1,148,550
Total	**100%**	**$50,000**	**100%**	**$1,235,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used.

If the Target Offering Amount is raised, 76% of the money raised will be used for On-lending, which includes disbursement of new loans at the Issuer. If the Maximum Offering Amount is raised, 93% of the money raised will be used for On-lending, which includes disbursement of new loans at the Issuer.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Claudine Gakundi	Director of Business	Director of Business at the Issuer (2022-Present): responsibilities include the following: providing strong leadership and strategic direction, business development, driving overall business growth, and other responsibilities of a Director of Business. Country Manager, Lipa Later Limited (2020) & Sky Garden (2023): responsibilities include the following: Managing operations of 2 companies Lipa Later (BNPL Fintech) and Sky Garden (E-commerce Marketplace);	Strathmore University, Degree in Bachelor of Commerce (2015)

		Providing strong leadership and strategic direction to a cross-function team of +100 employees in the Customer Success, Partner Success, Business Development and Marketing Team;	
		Driving overall business growth and performance;	
		Directing marketing initiatives to increase brand visibility and drive customer and merchant acquisition;	
		Onboarding and building relationships of key partners tied to business success and longevity including merchants, investors and insurance providers such as Telkom, Airtel (Fonati), Carrefour, Jumia, Flutterwave, DPQ, MasterCard, and Quickmart;	
		Accountable for monitoring and optimizing country's PnL by increasing revenue and cutting costs;	
		Building, analyzing and referencing the sales funnel to improve customer experience and optimize sales channels;	
		Monitoring and improving metrics such as LTV, CAC, conversion, collection and default rate;	
		Research, development and execution of the organization's main (products relating to our end consumers and merchants; overall KPI setting, monitoring and evaluation based on goals to achieved for Kenya business unit;	
		Market data analysis and inference of trends and buyer behavior; overseeing recruitment efforts, ensuring the selection of top talent to build a high performing team.	
		Head of Business Development, Lipa Later Limited (2015-2020): responsibilities include the following:	
		Cultivated business partnerships, built a successful pipeline and	

		created new sales opportunities including +1,500 business partnerships with electronic and furniture retailing stores and brands such as Samsung, Tecno, Oppo, Huawei to offer financing (Lipa Later) across Kenya, 80% of the partnerships being exclusive in nature; Team leader charged with formulating strategic direction and devising business development initiatives consistent with overall strategy; Built and managed a Business Development Team that comprises of Partnerships, Account Management, Product Development, New Markets and Sales Agents; Planned and executed co marketing strategies with retail partners including above the line and activations that resulted in stronger brand awareness and lead generation; Establishing operations, partnerships and business opportunities Kenya and in new key markets that improve the organization's market position - Mombasa, Kisumu, Eldoret and Rwanda.	
Samson Wawire	Head of Finance	Head of Financing at the Issuer (2022-Present): responsibilities include the following: Financial Strategy and Fundraising: preparing medium and long-term strategies; developing the financial model; supporting CEO in fundraising; optimizing the company's capital structure; and managing investor relationships; Financial Management and Oversight: leading the company's finance team in financial reporting; facilitating annual statutory audits; ensuring efficient resource management; ensure robust financial systems and internal controls; developing risk management framework; and	Jomo Kenyatta University of Agriculture and Technology, Bachelor of Science in Actuarial Science, Statistics and Actuarial (2012)

| | | leading the company's budgeting process;

Operations: authorizing necessary payments within the company and participating in project development and implementation;

Team Management: overseeing daily workflow of the finance team; mentoring, training and developing the finance team; and collaborating with cross-functional teams and guiding cross-regional teams to achieve the company's goals.

Director of Finance, Sanergy (2021-2022); responsibilities include the following:

Business Risk Management: Leading the BRM team in providing risk management and legal services to our organization.

Financial Reporting: Leading and supporting the accounting team to ensure we provide accurate and reliable financial reports to our internal and external stakeholders.

Board Reporting: Sharing monthly financial reports with the board to highlight key historical financial and operational performance metrics.

Financial Modelling: Creating and updating the company projections model to show future expected financial and operational performance and highlighting key metrics including projected cost per person per year and funding gap.

Financial Analysis: Providing custom financial analysis, including ad-hoc project-specific financial modelling, to support different teams and the organization as a whole in planning and making data-driven decisions.

Organization-wide Budgeting: Working with team leads to prepare annual budgets and | |

		checking in regularly with them to update the budget as needed. This also entails preparing cost tracking and BVA tools for each team which they can use to track their actual expenditure and compare this with the team budget. Corporate Finance Manager, Sanergy (July 2021 – October 2021); responsibilities include the following: building the company projection model, facilitating capital raising initiatives, creating tools for the operational teams to help track performance versus budget, leading and upskilling the corporate finance team and collaborating with other team leads to achieve the company's objectives. Corporate Finance Consultant, Freelance (2020-2021): responsibilities include the following: building financial projections and valuation models for companies on a consultancy basis.	
Eric Muli	Chief Executive Officer, Co-Founder, and Director at the Company	Chief Executive Officer, Co-Founder, and Director at the Company (2022–Present): responsibilities include the following: Strategic Planning: Responsible for contributing to the development and implementation of the company's strategic plans. He works closely with the executive team to set goals, define the company's direction, and align business strategies with market opportunities. Stakeholder Management: Representing the company to stakeholders such as investors, regulators, partners, and customers. He maintains effective communication channels with stakeholders, provide updates on company performance, and address any concerns or inquiries. He also works to build and maintain strong relationships with key stakeholders.	Babson College - Bachelor of Business Administration (BBA), Finance and Economics (2010 - 2014) Strathmore School (2006 - 2009)

| | | Financial Management: He plays a crucial role in financial management. He reviews and approves budgets, financial reports, and financial projections. He monitors key financial metrics and make strategic decisions to optimize financial performance and ensure the company's financial stability and growth

Business Development and Partnerships: He contributes to business development efforts by identifying new market opportunities, assessing potential partnerships or collaborations, and negotiating strategic alliances. He works closely with the executive team to drive revenue growth and expand the company's market presence.

Lipa Later Group – Founder and CEO (2017 – Present); responsible for business development, financial management, stakeholder management, and strategic planning

Alpha Force Security Ltd – Founder (2010 – Present); responsibilities include the following:

Providing strategic leadership Identifying growth opportunities, market trends, and emerging industry changes to ensure the company's competitive edge.

Making decisions to guide the organization's expansion, diversification, and long-term success.

Stakeholder Engagement by cultivating strong relationships with key stakeholders, including clients, investors, partners.

Representing the company in external forums and industry events to enhance its reputation and networking opportunities.

Risk management by ensuring compliance with legal and regulatory requirements and maintaining a thorough | |
|---|---|---|---|

| | | understanding of industry-specific regulations.

Adapting the organization to changing market conditions, leveraging opportunities arising from technological advancements and market shifts.

Oversight in driving revenue growth, cost optimization, and profitability through prudent management and strategic decision-making. | |
|---|---|---|---|
| Michael Maina | Director at the Company, COO, and Co-Founder | Director at the Company, COO, and Co-Founder (2022–Present): responsibilities include the following:

Financial Management: He plays a crucial role in financial management. He reviews and approves budgets, financial reports, and financial projections. He monitors key financial metrics and make strategic decisions to optimize financial performance and ensure the company's financial stability and growth.

Risk Management: Assessing and managing risks associated with the company's operations. He establishes risk management frameworks, review risk assessments, and implement risk mitigation strategies. He also monitors emerging risks in the fintech industry and make recommendations for appropriate risk mitigation measures.

Talent Management: He contributes to building a high-performing team by overseeing talent management strategies. They participate in hiring decisions, provide guidance and mentorship to senior management, and facilitate professional development opportunities. They also promote a positive company culture and ensure employee engagement.

Plays a crucial role in board leadership as a member of the Board and. actively participate in board meetings, provide insights | Kenya School of Law - Graduate Diploma in Law · (2015 - 2015)

University of Nairobi - Bachelor of Laws (LL.B.), Banking, Corporate, Finance, and Securities Law · (2010 - 2014)

Strathmore University - Bachelor of Commerce (B.Com.), Accounting and Finance · (2010 - 2014) |

		and expertise, and make informed decisions for the benefit of the company. They may also chair or serve on various board committees, such as audit, risk, or compensation committees. Governance and Compliance: Ensuring that the company operates within legal and regulatory frameworks. He oversees compliance with industry-specific regulations, such as anti-money laundering (AML) and maintains adherence to corporate governance standards. Lipa Later Ltd. – Chief Operating Officer (2017 – Present); responsibilities include the following: spearheading the development of efficient strategies, growth and expansion strategy implementation, oversight of operations leadership and management, and joint leadership of the most driven team in Africa	
Steven Grin	Director at the Company	Director at the Company (2022–Present): responsibilities include the following: Leadership and Board Governance: He provides leadership and ensures the effective functioning of the board. They set the tone for boardroom discussions, facilitate productive meetings, and promote a culture of transparency and accountability. They guide the board in fulfilling its fiduciary duties and ensure compliance with corporate governance principles. Board Strategy and Planning: He works closely with the CEO and other board members to develop the company's strategic direction. They facilitate discussions on long-term goals, market opportunities, and risks. The chairman ensures that the board's strategic decisions align with the company's mission and objectives. Stakeholder Management: He serves as a key representative of the company to external stakeholders. They foster	Columbia University - School of International and Public Affairs MIA, International Finance, Economic Development · (2004 - 2006) New York University BA, Finance and Philosophy · (1997 - 2001)

| | | relationships with investors, regulators, industry leaders, and other key stakeholders. They communicate the company's vision, values, and performance to stakeholders and address any concerns or inquiries.

Shareholder Relations: He plays a crucial role in managing relationships with shareholders. They engage with institutional investors, major shareholders, and other stakeholders to understand their perspectives, address concerns, and solicit feedback. The chairman may represent the company at shareholder meetings and communicate the board's decisions and actions to shareholders.

CEO Support and Evaluation: The chairman supports the CEO in their role as the company's top executive. They provide guidance and mentorship to the CEO, act as a sounding board for key decisions, and facilitate the CEO's professional development. The chairman also leads the board's evaluation of the CEO's performance and ensures that appropriate feedback and support are provided.

Risk Oversight: The chairman, in collaboration with the board, oversees the company's risk management practices. They ensure that risk management frameworks are in place, monitor key risks, and review risk mitigation strategies. The chairman may engage with management to understand risk exposures and make recommendations for risk mitigation measures.

External Representation and Thought Leadership: He represents the company at industry events, conferences, and forums. They contribute to thought leadership by sharing insights, trends, and perspectives on the fintech industry. The chairman may also engage in advocacy efforts to influence regulatory or | |

| | | policy developments that impact the company and the industry.

Lateral Frontiers VC – Managing Partners (2017 – Present); responsibilities include the following:

Deal Sourcing: Actively source new investment opportunities by attending industry events, engaging with startup founders and staying informed about emerging technologies and markets.

Investment Decision-Making: Participating in investment decisions by evaluating potential investment opportunities, conducting due diligence, analyzing financials, market trends, and competitive landscapes, and making recommendations to the investment committee.

Strategic Leadership: Providing strategic direction and leadership to the firm, contributing to the development and refinement of the overall investment strategy and business objectives.

Board Representation: Serving on the boards of portfolio companies, providing guidance, expertise, and oversight to ensure that the companies are aligned with their growth and strategic objectives.

Networking and Relationship Building: Cultivating and maintaining relationships within the startup ecosystem, including entrepreneurs, co-investors, industry experts, and other stakeholders to identify new investment opportunities and stay updated on market trends.

Due Diligence: Lead or participate in thorough due diligence processes for potential investments. This includes assessing the technology, market potential, intellectual property, competitive landscape, and financials of target companies. | |

| | | Negotiation: Negotiate deal terms, investment agreements, and other legal and financial aspects of investments with startup founders and co-investors. Risk Management: Assess and manage investment risks by conducting comprehensive risk analyses and developing strategies to mitigate potential challenges that portfolio companies might face.

Fundraising: Participate in fundraising efforts for the venture capital firm, engaging with limited partners (investors in the VC fund) and showcasing the firm's track record, investment strategy, and value proposition. | |

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 1,835,677 shares of common stock of which 1,208,049 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**"), 30,511 shares of Series Pre-Series A-1 preferred stock of which 30,511 are issued and outstanding, par value $0.00001 per share (the "**Series Pre-Series A-1 Preferred Stock**"), 124,936 shares of Series Pre-Series A-2 preferred stock of which 124,936 are issued and outstanding, par value $0.00001 per share (the "**Series Pre-Series A-2 Preferred Stock**"), 288,613 shares of Series Pre-Series A-3 preferred stock of which 288,613 are issued and outstanding, par value $0.00001 per share (the "**Series Pre-Series A-3 Preferred Stock**" and together with the Series Pre-Series A-1 Preferred Stock and Series Pre-Series A-2 Preferred Stock, the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,208,049
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	64.10%

Type	Series Pre-Series A-1 Preferred Stock
Amount Outstanding	30,511
Par Value Per Share	$0.00001
Voting Rights	The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by the holder are convertible as of the record date for determining stockholders entitled to vote on a matter.
Anti-Dilution Rights	As referenced in the Issuer's Certificate of Incorporation, in the event the Issuer shall at any time after the Original Issue Date (as defined in the Certificate of Incorporation) issue Additional Shares (as defined in the Certificate of Incorporation) of Common Stock, without consideration for a consideration per share less than the Conversion Price (as defined in the Certificate of Incorporation) in effect immediately prior to such issuance or deemed issuance, then the Conversion Price (as defined in the Certificate of Incorporation) shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula: $CP2 = CP1 * (A+B) / (A+C)$.
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.62%

Type	Series Pre-Series A-2 Preferred Stock
Amount Outstanding	124,936
Par Value Per Share	$0.00001
Voting Rights	The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by the holder are convertible as of the record date for determining stockholders entitled to vote on a matter.
Anti-Dilution Rights	As referenced in the Issuer's Certificate of Incorporation, in the event the Issuer shall at any time after the Original Issue Date (as defined in the Certificate of Incorporation) issue Additional Shares (as defined in the Certificate of Incorporation) of Common Stock, without consideration for a consideration per share less than the Conversion Price (as defined in the Certificate of Incorporation) in effect immediately prior to such issuance or deemed issuance, then the Conversion Price (as defined in the Certificate of Incorporation) shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula: $CP2 = CP1 * (A+B) / (A+C)$.
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.63%

Type	Series Pre-Series A-3 Preferred Stock
Amount Outstanding	288,613
Par Value Per Share	$0.00001
Voting Rights	The number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by the holder are convertible as of the record date for determining stockholders entitled to vote on a matter.
Anti-Dilution Rights	As referenced in the Issuer's Certificate of Incorporation, in the event the Issuer shall at any time after the Original Issue Date (as defined in the Certificate of Incorporation) issue Additional Shares (as defined in the Certificate of Incorporation) of Common Stock, without consideration for a consideration per share less than the Conversion Price (as defined in the Certificate of Incorporation) in effect immediately prior to such issuance or deemed issuance, then the Conversion Price (as defined in the Certificate of Incorporation) shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula: $CP2 = CP1 * (A+B) / (A+C)$.
Other Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	15.31%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	SAFE
Face Value	$30,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $48,030,000 Discount Rate: 80%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more SAFEs which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.06%

Type	SAFE
Face Value	$506,100
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $30,350,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more SAFEs which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.67%

Type	SAFE
Face Value	$150,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $35,150,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more SAFEs which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.43%

Type	SAFE
Face Value	$150,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: the lesser of (i) $58,000,000 or (ii) $48,000,000 plus the amount of third party capital actually raised in the SAFE round. Discount Rate: 80%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more SAFEs which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.32%

Type	SAFE
Face Value	$57,650
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: the lesser of (i) $53,000,000 or (ii) $48,000,000 plus the amount of third party capital actually raised in the SAFE round. Discount Rate: 80%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more SAFEs which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.12%

Type	2022 Equity Incentive Plans
Amount Authorized / Amount Issued	183,568 / 108,459
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.74%

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Loan
Creditor	Advancly Technologies Nigeria Limited
Amount Outstanding	$135,450 NGN 105,000,000
Interest Rate and Amortization Schedule	3%
Description of Collateral	None
Other Material Terms	None
Maturity Date	April 30, 2023

Date Entered Into	April 29, 2022

Type	Loan
Creditor	Advancly (Kenya)
Amount Outstanding	$913,750.81 KES 128,751,700
Interest Rate and Amortization Schedule	4.2%
Description of Collateral	None
Other Material Terms	None
Maturity Date	July 31, 2021
Date Entered Into	July 31, 2023

Type	Registered credit facility
Creditor	Cauris Series LLC – Capital Series 2021
Amount Outstanding	$4,856,006 as of June 30, 2023
Interest Rate and Amortization Schedule	18%
Description of Collateral	The collateral, assets and property described in the Collateral Documents and all of the other property that is or is intended under the terms of the Collateral Documents or Loan Documents to be subject to Liens in favor of the Administrative Agent for the benefit of the Secured Parties, including, without limitation, all cash, assets, real estate and other properties of the Loan Parties and their respective Subsidiaries, in each case all wherever located and whether now existing and/or owned or hereafter created, arising, and/or acquired.
Other Material Terms	None
Maturity Date	December 6, 2024
Date Entered Into	December 7, 2021

Type	Receivables
Creditor	Imfact Working Capital Solutions Limited
Amount Outstanding	KES 108,615,695 as of June 30, 2023
Interest Rate and Amortization Schedule	N/A
Description of Collateral	None
Other Material Terms	None
Maturity Date	March 19, 2024
Date Entered Into	September 19, 2022

Type	Loan Note
Creditor	Rubicon
Amount Outstanding	KES 276,150,000 as of 30 June 30, 2023
Interest Rate and Amortization Schedule	18%
Description of Collateral	All receivables Issuer sells, assigns, ad transfers to Imfact Working Solutions Limited
Other Material Terms	None
Maturity Date	Variable - as the Rubicon commercial paper is made up of many individual loans, each with a 12-month tenor. The first individual loan matures on January 3, 2024.
Date Entered Into	March 1, 2023

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
McCullogh Enterprises Ltd wholly owned by Eric Muli	459,140 shares of Common Stock	27.79%
Michael Maina	388,830 shares of Common Stock	23.54%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of July 31, 2023 the Issuer had an aggregate of $672,670 in cash and cash equivalents, leaving the Issuer with approximately 6.69 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	via share exchange, each with a par value of $0.00001	1,179,089 shares of Common Stock	N/A	July 20, 2022	Section 4(a)(2)
Preferred Stock	$365,000 cash; $2,456,781 conversion credit from Odyssey Capital Limited Share Subscription Agreement	30,511 shares of Series Pre-Series A-1 Preferred Stock; 124,936 shares of Series Pre-Series A-2 Preferred Stock; 288,613 shares of Series Pre-Series A-3 Preferred Stock	General Working Capital	July 20, 2022	Section 4(a)(2)
SAFE	$30,000	1 SAFE	General Working Capital	February 14, 2023	Section 4(a)(2)
SAFE	$506,100	2 SAFEs	General Working Capital	April 12, 2022-June 13, 2022	Section 4(a)(2)
SAFE	$150,000	1 SAFE	General Working Capital	June 3, 2022	Section 4(a)(2)
SAFE	$150,000	1 SAFE	General Working Capital	February 7, 2022	Section 4(a)(2)
SAFE	$57,650	1 SAFE	General Working Capital	September 9, 2022	Section 4(a)(2)
Stock Options	N/A	108,459 options	N/A	2022	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- On July 20, 2022, the Issuer, Odyssey Capital, and certain shareholders entered into a Share Exchange Agreement ("**Share Exchange Agreement**"), pursuant to which, Odyssey Capital management established the Issuer as holding company for the Odyssey Capital enterprise and the shareholders in Odyssey Capital exchanged their shares for shares in the Issuer.
  - On July 20, 2022, pursuant to the Share Exchange Agreement between Issuer and Odyssey Capital, McCullogh Enterprises Limited, which is wholly owned by Eric Muli, exchanged 45,914 shares in Odyssey Capital for 459,140 shares of Common Stock in the Issuer.
  - On July 20, 2022, pursuant to the Share Exchange Agreement, Michael Maina exchanged 38,883 shares in Odyssey Capital for 388,830 shares of Common Stock in the Issuer.
  - On July 20, 2022, pursuant to the Share Exchange Agreement, Barbara Muli exchanged 1,389 shares in Odyssey Capital for 13,890 shares of Common Stock in the Issuer.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://lipalater.co.ke/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Lipa Later Group Inc.

By:

/s/ Eric Muli

(Signature)

Eric Muli

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Eric Muli

(Signature)

Eric Muli

(Name)

Director

(Title)

August 22, 2023

(Date)

/s/ Michael Maina

(Signature)

Michael Maina

(Name)

Director

(Title)

August 22, 2023

(Date)

/s/ Steven Grin *Steven Grin*

(Signature)

Steven Grin
_____
(Name)

Director
_____
(Title)

August 22, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

LIPA LATER GROUP, INC

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Lipa Later Group, Inc.
Wilmington, Delaware

We have reviewed the accompanying consolidated financial statements of Lipa Later Group, Inc (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 14, 2023
Los Angeles, California

LIPA LATER GROUP, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 145,065	$ 317,746
Loans receivable	6,385,044	1,741,781
Interest receivable	2,129,669	715,574
Prepaids and other current assets	1,766,722	777,614
Total current assets	**10,426,500**	**3,552,715**
Property and equipment, net	548,340	100,934
Intangible assets, net	681,005	153,154
Right of use assets	49,649	-
Deferred Tax Assets	895,944	388,690
Total assets	**$ 12,601,438**	**$ 4,195,493**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,369,915	$ 478,041
Loans payable	449,695	721,803
Current portion of long-term debt	1,458,333	450,000
Right of use liability, current portion	49,649	-
Other current liabilities	1,792,571	306,593
Total current liabilities	**5,120,163**	**1,956,437**
Long-term debt, net	5,375,000	975,000
SAFE(s)	806,100	-
Total liabilities	**$ 11,301,263**	**$ 2,931,437**
STOCKHOLDERS' EQUITY		
Common Stock	$ 12	$ 1
Preferred Stock	4	-
Additional Paid In Capital	3,476,207	2,393,057
Currency Translation Adjustment	88,324	(48,222)
Retained earnings/(Accumulated Deficit)	(2,264,372)	(1,080,780)
Total stockholders' equity	**1,300,175**	**1,264,056**
Total liabilities and members' equity	**$ 12,601,438**	**$ 4,195,493**

See accompanying notes to financial statements.

LIPA LATER GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net revenue	$ 3,509,210	$ 988,389
Cost of services	169,309	69,569
Gross profit	3,339,901	918,820
Operating expenses		
Personnel	1,811,135	461,889
General and administrative	1,260,527	421,260
Sales and marketing	304,822	102,315
Total operating expenses	3,376,484	985,464
Operating income/(loss)	(36,583)	(66,644)
Interest expense	1,812,612	279,593
Other Loss/(Income)	(158,349)	(54,333)
Income/(Loss) before provision for income taxes	(1,690,846)	(291,904)
Provision/(Benefit) for income taxes	(507,254)	(87,571)
Net income/(Net Loss)	**$ (1,183,592)**	**$ (204,333)**

See accompanying notes to financial statements.

LIPA LATER GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2022

(USD $ in Dollars, except per share data)	Common Stock		Preferred Stock		Additional Paid In Capital	Currency Translation Adjustment	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2020	**1,100**	$ **-**	**-**	$ **-**	$ **1,152,248**	$ **-**	$ **(876,447)**	$ **275,801**
Issuance of Shares	132,315	1	-	-	1,240,809	-	-	1,240,810
Currency translation	-	-	-	-	-	(48,222)	-	(48,222)
Net income/(loss)	-	-	-	-	-	-	(204,333)	(204,333)
Balance—December 31, 2021	**133,415**	$ **1**	**-**	$ **-**	$ **2,393,057**	$ **(48,222)**	$ **(1,080,780)**	$ **1,264,056**
Issuance of Shares	1,074,634	11	444,060	4	1,083,150	-	-	1,083,165
Currency translation	-	-	-	-	-	136,546	-	136,546
Net income/(loss)	-	-	-	-	-	-	(1,183,592)	(1,183,592)
Balance—December 31, 2022	**1,208,049**	$ **12**	**444,060**	$ **4**	$ **3,476,207**	$ **88,324**	$ **(2,264,372)**	$ **1,300,175**

See accompanying notes to financial statements.

As of December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,183,592)	$	(204,333)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		161,145		60,471
Foreign currency adjustment		136,546		(48,222)
Changes in operating assets and liabilities:				
Prepaids and other current assets		(989,108)		(485,307)
Loans receivable		(4,643,263)		(499,822)
Interest receivable		(1,414,095)		(485,402)
Deferred Tax Assets		(507,254)		(87,144)
Accounts payable		891,874		55,390
Other current liabilities		1,485,978		(67,837)
Net cash provided/(used) by operating activities		**(6,061,769)**		**(1,762,206)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(518,366)		(16,469)
Purchases of intangibles		(618,036)		(98,427)
Net cash used in investing activities		**(1,136,401)**		**(114,896)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from note payables, net		5,136,225		921,519
Capital contributions		1,083,165		1,240,810
SAFE's		806,100		-
Net cash provided/(used) by financing activities		**7,025,490**		**2,162,329**
Change in cash		(172,681)		285,227
Cash—beginning of year		317,746		32,519
Cash—end of year	$	**145,065**	$	**317,746**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	1,812,261	$	279,593
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Lipa Later Group, Inc. was founded on March 29, 2022 ("Inception") in the state of Delaware after reorganization of corporate structure, thus becoming the parent Company of wholly owned subsidiaries: Lipa Later Limited (Kenya), Lipa Later Limited (Nigeria), Lipa Later Limited (Uganda), Lipa Later Limited (Rwanda), Lipa Later Limited (Tanzania) and Lipa Later Pty (South Africa). The consolidated financial statements of Lipa Later Group, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, Delaware.

Lipa Later is a buy now, pay later platform that allows consumers to purchase goods and services and pay in affordable installments without needing a credit card. The company is a mission driven credit only and technology-enabled firm that is building Africa's largest credit, payment and shopping platform.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Loans Receivable and Allowance for Doubtful Accounts

Loans receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer loan receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021 the Company recognized losses in the amount of $305,143 and $59,522 respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Leasehold Improvements	5 years
Computers	3 years
Hardware & Equipment	5 years
Furniture & Fixtures	5 years
Vehicles	4 years

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include software and are amortized over the period of five years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from asset financing.

Cost of sales

Costs of goods sold include the cost of interest on borrowings from investors, SMS communication costs and other dirrectly attributable expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and December 31, 2021 amounted to $304,822 and $102,315, which is included in sales and marketing expense.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 14, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   LOAN RECEIVABLES

The details of the loans given to the customers are as follows:

Instrument Name	Principal Amount	Interest Rate	Lending Period	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
					Current Portion	Non-Current Portion	Total Receivable	Current Portion	Non-Current Portion	Total Receivable
Investor loans 2022	$ 7,270,975	3.31%-3.91%	Fiscal year 2022	2023	$ 6,385,044	$ -	$ 6,385,044	$ -	$ -	$ -
Investor loans 2021	1,139,513	3.28%-4.21%	Fiscal year 2021	2022	-	-	-	1,139,513	-	1,139,513
Investor loans 2020	949,898	3.35%-3.53.%	Fiscal year 2020	2021	-	-	-	602,268	-	602,268
Total	**$ 9,360,387**				**$ 6,385,044**	**$ -**	**$ 6,385,044**	**$ 1,741,781**	**$ -**	**$ 1,741,781**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Interest receivable comprise interest on approved loans while accounts payable consist primarily of trade payables.

Prepaids and other current assets consist of the following items:

As of December 31,	2022	2021
Prepaid Expenses	$ 45,163	$ 81,857
Deposits	25,803	25,803
Penalties & charges Receivable	743,965	464,929
Fees Receivable	164,486	4,971
Other Receivables	787,305	200,054
Total Prepaids and Other Current Assets	**$ 1,766,722**	**$ 777,614**

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Provisions For Loan Loss	357,482	174,101
Payroll Payables	291,576	75,408
Other Current Liabilities	1,143,513	57,084
Total Other Current Liabilities	**$ 1,792,571**	**$ 306,593**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,	2022	2021
Computers	$ 139,576	$ 53,884
Hardware & Equipment	25,102	9,950
Furniture & Fixtures	107,521	45,072
Vehicles	1,489	1,489
Leasehold Improvements	456,917	101,844
Property and Equipment, at Cost	**730,605**	**212,239**
Accumulated depreciation	(182,265)	(111,305)
Property and Equipment, Net	**$ 548,340**	**$ 100,934**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022 and 2021 was in the amount of $70,960 and $30,223 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible assest consist of:

As of Year Ended December 31,	2022	2021
Software	$ 824,837	$ 206,801
Intangible Assets, at Cost	**824,837**	**206,801**
Accumulated amortization	(143,832)	(53,647)
Intangible Assets, net	**$ 681,005**	**$ 153,154**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 was in the amount of $90,185 and $30,247 respectively.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,835,677 shares of Common Shares with a $0.00001 par value. As of December 31, 2022, and December 31, 2021, 1,208,049 and 133,415 shares of Common Stock have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 30,511 shares designated Series Pre-Series A-1 Preferred stock with with a $0.00001 par value. As of December 31, 2022, and December 31, 2021, 30,511 and 0 preferred shares series A have been issued and outstanding, respectively.

The Company is authorized to issue 124,936 shares designated Series Pre-Series A-2 Preferred stock with a $0.00001 par value. As of December 31, 2022, and December 31, 2021, 124,936 and 0 preferred shares series A have been issued and outstanding, respectively.

The Company is authorized to issue 288,613 shares designated Series Pre-Series A-3 Preferred stock with a $0.00001 par value. As of December 31, 2022, and December 31, 2021, 288,613 and 0 preferred shares series A have been issued and outstanding, respectively.

8.   DEBT

Loans

During the years presented, the Company entered into loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Advancely Capital	$ 1,458,333	4.30%	Fiscal year 2021	2023	549,113	-	1,458,333	-	1,458,333	60,900	-	450,000	$ 200,000	650,000
Cauris Finance	5,375,000	18.00%	Fiscal year 2021	2024	763,413	-	-	5,375,000	5,375,000	5,813	-	-	775,000	775,000
Private Investor Loans 2022	800,070	26.47%	Fiscal year 2022	2023	499,736	-	449,695	-	449,695	-	-	-	-	-
Private Investor Loans 2021	688,463	27.60%	Fiscal year 2021	2022	-	-	-	-	-	212,881	-	688,463	-	688,463
Private Investor Loans 2020	1,050,085	31.00%	Fiscal year 2020	2021	-	-	-	-	-	-	-	33,341	-	33,341
Total	$ 9,371,952				$ 1,812,261	$ -	$ 1,908,028	$ 5,375,000	$ 7,283,028	$ 279,593	$ -	$ 1,171,803	$ 975,000	$ 2,146,803

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2022

2023	$1,908,028
2024	5,375,000
2025	0
2026	0
2027	0
Thereafter	0
Total	**$7,283,028**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

				As of year ended December 31,	
SAFE(s)	Borrowing period	Valuation Cap	Discount	2022	2021
2022 SAFE	Fiscal year 2022	30,350,000	20%	$ 156,100	$ -
2022 SAFE	Fiscal year 2022	35,150,000	20%	150,000	-
2022 SAFE	Fiscal year 2022	48,000,000	20%	150,000	-
2022 SAFE	Fiscal year 2022	30,350,000	20%	350,000	-
Total SAFE(s)				$ 806,100	$ -

If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe PriceIf there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

9. LEASES

In December 2021, the Company entered into a lease agreement for rental of business premises. The lease has an original period expiring on December 31, 2023. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured. Its lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to its balance sheet as of December 31, 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ 99,298
Additions	$ -
Lease payments	(41,952)
Balance at end of period	$ 57,346

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 60,000
2024	-
Thereafter	-
Total	$ 60,000

10. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

As of Year Ended December 31,	2022	2021
Current:		
Federal, state, and local	$ -	$ -
Foreign	-	-
Total	-	-
Deferred		
Federal, state, and local	-	-
Foreign	(507,254)	(87,571)
Total non-current expense (benefit)	(507,254)	(87,571)
Total	$ (507,254)	$ (87,571)

Deferred tax assets (liabilities) comprised the following:

As of Year Ended December 31,	2022	2021
Deferred Tax Assets:		
Accrued expenses	$ 895,944	$ 388,690
Deferred Tax Liabilities	-	-
Depreciation	-	-
Total	**$ 895,944**	**$ 388,690**

Since the Company expects to start operating positively and no valuation allowance has been applied against deferred tax assets.

11. RELATED PARTY

There are no related party transactions.

12. COMMITMENTS AND CONTINGENCIES

Operating leases

In addition to long-term lease the Company has a number of short-term leases in place. Rent expenses were in the amount of $95,017 and $58,926 as of December 31, 2022, and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through July 14, 2023 the date the financial statements were available to be issued.

The Company closed a KES 500,000,000 commercial paper with a new investor – Rubicon, with maturity in 2024 and yield of 22% p.a. The Company started drawing down on this facility and has drawn a total of KES 277,150,000 up to June 30, 2023.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The Company has a net operating loss of $36,583 an accumulated deficit of $2,264,372, an operating cash flow loss of $6,061,769, and liquid assets in cash of $145,065. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

LIPA LATER GROUP INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Lipa Later Group Inc., a Delaware corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $30,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Issuer elects to continue the term of this Crowd SAFE past the First Equity

Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with <u>Sections 1(b)-(d)</u> (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **<u>Liquidity Event</u>**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this <u>Section 1(b)</u>, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding <u>Section 1(b)(i)(2)</u> or <u>Section 1(b)(ii)(2)</u>, if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to <u>Section 1(b)(i)(2)</u> or <u>Section 1(b)(ii)(2)</u> would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

(c) **<u>Dissolution Event</u>**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with <u>Section 1(a)</u> or <u>Section 1(b)</u>, subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **<u>Termination</u>**. This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Section 1(b)</u> or <u>Section 1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Issuer.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions.*

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of <u>Section 5(a)</u> will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of <u>Section 5(a)</u> and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with <u>Section 5(a)</u> or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in <u>Section 5(a)</u>):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this <u>Section 5</u>, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **<u>Exhibit A</u>**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute <u>Exhibit A</u> contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute <u>Exhibit A</u> contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as <u>Exhibit A</u> contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute <u>Exhibit A</u> contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Issuer's principal place of business in the United States. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

LIPA LATER GROUP INC.

By:
Name: Eric Muli
Title: Chief Executive Officer
Address: 1000N. West Street 1501, Wilmington, DE, 19801
Email: emuli@lipalater.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2023 issued by Lipa Later Group Inc. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the Investor is entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of the Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Lipa Later Group Inc. ("**Nominee Designee**"). Notwithstanding the foregoing, the Nominee Designee shall not have any discretion whatsoever over the selection of a duly qualified custodian. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding the foregoing, the Nominee shall not vote or elect to amend or otherwise sell, assign, or hypothecate the beneficial interest in the Security to a third-party at the direction of the Nominee Designee; in all cases the Issuer or the Nominee on the Issuer's behalf must seek instructions from the Investor in accordance with the terms thereof.

Upon any conversion of the Securities into Conversion Securities of the Issuer, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Issuer that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of

Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

NOMINEE:

Republic Investment Services LLC

By:

By:

Name:

Name: Antonio Namwong, President

Date:

Date:

ISSUER:

LIPA LATER GROUP INC.

By:

Name: Eric Muli, Chief Executive Officer

Date:

EXHIBIT C

Video Transcript



THE FUTURE IS LIPA LATER SCRIPT – VIDEO ONE(1)

It takes a people to build a nation, it takes innovation,

It takes trust, it takes risks and it takes time

The African people continue to rise boldly in their aspirations

To a better, greater and more self-loving continent

A continent where people can dream big and do what they love

Where families have time to come together, just to be together

And economies powered by thriving work forces, grow

Where people focus on growing their dreams free of financial worries

And Africa where everyone is included in its growth story

Lipa Later has established platforms that connect people to financial services

That enable them to have and do more

We continue to invest in cutting-edge technology

Staying up-to-date with constantly changing environments and needs of our people

As a brand, we are committed to the growth of the African continent

And as we expand to new, local and regional markets, we are certain

That all our dreams and aspirations, shall in time truly be realized

We will continue to empower our people so that they can innovate more

And focus on growing their dreams

We know Africa is rising because we are on this journey with our people

And their journey, is our story

Lipa Later – Affordable Living!



TESTIMONIAL VIDEO – MOKO HOME & LIVING (2ND VIDEO)

By – Yvonne Muita

My name is Yvonne Muita, I am in Sales & Sales Operations at Moko Home & Living.

Moko Home & Living specializes in home and living products that is; Mattresses, beds, sofas, TV stands and other accessories that you can use in your home.

Our partnership with Lipa Later started earlier this year and we've seen 5% increase in our sales, which means that anyone who would walk into the showroom or come on to our online platforms and isn't ready with the cash to buy a product from us can easily be registered onto Lipa Later and they are able to pick their product immediately.

So, the customers who are interested in purchasing our products and don't have ready cash , it's a very simple process of just signing up on the Lipa Later platform, you're pre-approved for a certain limit, and then you can pick your product immediately, then you continue paying slowly.

So, the benefits we have definitely seen with our partnership with Lipa Later is that increase in our sales. 5% is significant when we look at the totality of all our sales and with the way things are going, the trend is going towards more people preferring to take up a facility to pick a product that they want right now and then they pay for it slowly as they enjoy using the product.

The future is, Buy Now, Pay Later



<u>MEET SOME OF OUR MERCHANTS – VIDEO No. 3</u>

So my name is **Gideon Brugo**; I'm a founder at CDA Gadgets. Our mission is to enable content creators to tell their stories.

My name is **Mohammed Salim** and I am the retail manager for Anisuma.

My name is **Omar Mohammed noor**. I am the CEO of Tawafak Electronics and Investment Limited.

Hi, my name is **Rahim Parker**. I'm the operations manager at Dixons Electronics.

My name is **Pelita Wanyonyi**. I'm the training manager. Techno mobile Kenya.

2020 has been a tough year because of the COVID-19.We've faced like a lot of challenges in the shops when it comes to the customers flow and also us being able to achieve our major targets.

Gideon Brugo: Actually, my high is still my low, if that makes sense. When Corona hit, as everyone there was a deep. But I think the high is because we've had to adjust and by adjusting, we've had to learn.

Mohammed Salim: We've managed, and some companies have come aboard and helped us run the business smoothly.

Rahim Parker: The lows have been that we've expected a low footfall for our branches. People are willing to spend their money because of the COVID situation.

Omar Mohammed noor:Because of the COVID, the economic just went down automatically.At long last, now we are okay. Lipa Later introduced to us a lot of customers.

Mohammed Salim: Alhamdulillah helped us quite a bit with our clients who have no finances right now.

Rahim Parker: Well, by offering flexible payments, Lipa Later has managed to increase our footfall.



Pelita Wanyonyi: Our high end devices, most of the customers who were coming into the shops, who are able to get the devices that they want because of Lipa Later, who were purchasing the device for them, and then they can be able to repay it in installments, in monthly installments.

Gideon Brugo: It's funny because I think Lipa Later, they just came at the right time and you're looking for streams and platforms, people to partner with. It just added another revenue that wasn't there while they still dealt the marketing for you. So it's really been gone for us as a company that it's an extra revenue stream, coverage is really wide and they also give us our brand that much.

I have recommended Lipa Later to a couple of guys and the reason why is because we are living a time where content creators need a partner who can be able to help them create content. And the fact that you can pay that in monthly bits makes it awesome. So it means someone can earn and then pay later. And that's actually enabling people to create their story.

Mohammed Salim: Yeah, friends and family, Lipa Later is a very trusted company and the system is good. Trusted system, you can work with them.

Omar Mohammed noor: Okay, I will recommend Lipa Later for everyone, especially my customers, my family and my friends.

Rahim Parker: I would because it's a convenient way of doing things and they have very flexible payment terms.

Pelita Wanyonyi: I'd recommend Lipa Later to anyone.

Omar Mohammed noor: It's so perfect and it's helping a lot.

Gideon Brugo: It's a platform we can plug in

Rahim Parker: Convenient.

Mohammed Salim:A trusted friend

Pelita Wanyonyi: Flexible.